EXHIBIT 99.1

Date: April 10, 2015	510 Burrard St, 3rd Floor Vancouver Bc, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AVINO SILVER & GOLD MINES LTD.

Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 05, 2015
Record Date for Voting (if applicable) :	May 05, 2015
Beneficial Ownership Determination Date :	May 05, 2015
Meeting Date :	June 09, 2015
Meeting Location (if available) :	Metropolitan Hotel Vancouver Pacific Room 645 Howe St. Vancouver, B.C. V6C 2Y9
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	053906103	CA0539061030

Sincerely,

Computershare

AVINO SILVER & GOLD MINES LTD.